QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 21, 2003

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  ☐                        Form 40-F  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☒                        No  ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.]

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
August 12, 2003
	By:	/s/ P.D. LAFRANCE P.D. Lafrance Assistant Secretary

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

CLARIFICATION OF THE IMPACT OF FOREIGN EXCHANGE ON THE
SECOND QUARTER FALCONBRIDGE 2003 RESULTS

July 21, 2003, TORONTO, Ontario — Further to our Second Quarter results that were released earlier today and the conference call, Falconbridge Limited wishes to provide further clarification of the impact of foreign exchange on the results.

Impact of Foreign Exchange on Earnings
(Millions of dollars)

	Q2 2003 Vs Q2 2002		Q2 2003 Vs Q1 2003
	Income (expense)
Net impact of exchange on sales and cost of sales	$(31)		$(28)
Gains on currency revenue hedges	17		12

	(15)		(16)
Net balance sheet exchange translation losses recorded in other income/expenses	(8	)(1)	(6)

Total pre-tax impact	$(23)		$(21)

Total after-tax impact on net earnings	$(16)		$(15)

(1)
Includes $10 million pre tax translation losses related to US$/Canadian$ movements only.

Note: All dollar amounts are expressed in Canadian dollars.

For further information please contact:
Michael Doolan, Senior Vice-President and Chief Financial Officer
416-982-7355
michael.doolan@toronto.norfalc.com
Denis Couture, Vice-President, Investor Relations, Communications & Public Affairs
416-982-7020
denis.couture@toronto.norfalc.com

1

QuickLinks

SIGNATURES
CLARIFICATION OF THE IMPACT OF FOREIGN EXCHANGE ON THE SECOND QUARTER FALCONBRIDGE 2003 RESULTS
Impact of Foreign Exchange on Earnings (Millions of dollars)